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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ASSET ACCEPTANCE CAPITAL CORP.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

04543P100

(CUSIP Number)

February 14, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 04543P100			Page 2 of 14

1.	Name of Reporting Person: AAC Quad-C Investors LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Virginia

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 16,004,017

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 16,004,017

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,004,017

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 43.0%

12.	Type of Reporting Person: CO

13G
CUSIP No. 04543P100			Page 3 of 14

1.	Name of Reporting Person: Quad-C Partners VI, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 15,767,504

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 15,767,504

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,767,504

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 42.4%

12.	Type of Reporting Person: PN

13G
CUSIP No. 04543P100			Page 4 of 14

1.	Name of Reporting Person: Quad-C Advisors VI, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 15,767,504

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 15,767,504

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,767,504

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 42.4%

12.	Type of Reporting Person: CO

13G
CUSIP No. 04543P100			Page 5 of 14

1.	Name of Reporting Person: Terrence D. Daniels		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 9,944

		6.	Shared Voting Power: 16,004,017

		7.	Sole Dispositive Power: 9,944

		8.	Shared Dispositive Power: 16,004,017

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 43.0%

12.	Type of Reporting Person: IN

13G
CUSIP No. 04543P100			Page 6 of 14

1.	Name of Reporting Person: Anthony R. Ignaczak		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 9,944

		6.	Shared Voting Power: 16,004,017

		7.	Sole Dispositive Power: 9,944

		8.	Shared Dispositive Power: 16,004,017

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 43.0%

12.	Type of Reporting Person: IN

Item 1.

(a)	Name of Issuer:

Asset Acceptance Capital Corp.

(b)	Address of Issuer’s Principal Executive Offices:

28405 Van Dyke Avenue Warren, Michigan 48093

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by those persons named in Paragraph 1 of pages 2 — 6 above, to which reference is hereby made.

(b)	Address of Principal Business Office or, if none, Residence:

230 East High Street Charlottesville, Virginia 22902

(c)	Citizenship:

See Item 4 of pages 2 — 6 above, to which reference is hereby made.

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

(e)	CUSIP Number

04543P100

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

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(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

AAC Quad-C Investors LLC is the direct beneficial owner of 16,004,017 shares of common stock of the issuer. Quad-C Partners VI, LP holds a 98.5222% membership interest in AAC Quad-C Investors LLC, and, as such, may be deemed to beneficially own 15,767,504 shares of common stock held by AAC Quad-C Investors LLC. Quad-C Advisors VI, LLC is the general partner of Quad-C Partners VI, LP, and, as such, may be deemed to beneficially own 15,767,504 shares of common stock held by AAC Quad-C Investors LLC.

Terrence D. Daniels is a Vice President of AAC Quad-C Investors LLC and is the President of Quad-C Advisors VI, LLC which is the general partner of Quad-C Partners VI, LP, and, as such, shares voting and dispositive power as to the shares held by AAC Quad-C Investors LLC, Quad-C Partners VI LP and Quad-C Advisors VI, LLC. In addition, Mr. Daniels, as of the date hereof, has the right to acquire 9,944 shares of common stock of the issuer through currently exercisable options. Mr. Daniels disclaims beneficial ownership of these shares except to the extent of Mr. Daniels’ pecuniary interest therein.

Anthony R. Ignaczak is the President of AAC Quad-C Investors LLC and is a Vice President of Quad-C Advisors VI, LLC which is the general partner of Quad-C Partners, LP, and, as such, shares voting and dispositive power as to the shares held by AAC Quad-C Investors LLC, Quad-C Partners VI, LP and Quad-C Advisors VI, LLC. In addition, Mr. Ignaczak, as of the date hereof, has the right to acquire 9,944 shares of common stock of the issuer through currently exercisable options. Mr. Ignaczak disclaims beneficial ownership of these shares except to the extent of Mr. Ignaczak’s pecuniary interest therein.

(b)	Percent of class: See Paragraph 11 of pages 2 — 6 of this Schedule 13G. (For purposes of these percentages, the Reporting Persons have used 37,225,275 shares as of the number of outstanding shares of common stock of the issuer. This number comes from the cover page of the issuer’s 10-K filed with the Securities and Exchange Commission on March 25, 2004 as the number of shares of common stock outstanding.)

(c)	Number of shares as to which the person has:

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(i)	Sole power to vote or direct the vote See Paragraph 5 of pages 2 – 6 of this Schedule 13G.

(ii)	Shared power to vote or to direct the vote See Paragraph 6 of pages 2 – 6 of this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of See Paragraph 7 of pages 2 – 6 of this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of See Paragraph 8 of pages 2 – 6 of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not Applicable

Item 8.	Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.	Notice of Dissolution of Group.

     Not Applicable.

Item 10.	Certification.

     Not Applicable.

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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2005	AAC QUAD-C INVESTORS LLC
	By:	/s/ Terrence D. Daniels
	Name	Terrence D. Daniels
	Title:	President

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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2005	QUAD-C PARTNERS VI, LP
	By:	Quad-C Advisors VI, LLC

	By:	/s/ Terrence D. Daniels
	Name:	Terrence D. Daniels
	Title:	President

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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2005	QUAD-C ADVISORS VI, LLC
	By:	/s/ Terrence D. Daniels
	Name:	Terrence D. Daniels
	Title:	Vice President

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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2005	By:	/s/ Terrence D. Daniels
Terrence D. Daniels

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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2005	By:	/s/ Anthony R. Ignaczak
Anthony R. Ignaczak

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